EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2004	2005	2006	2007	2008	2009
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$805	$1,492	$3,241	$2,347	$991	$(9,288)
Interest expense(a)	162	223	318	375	225	237
(Gain)/loss on investment in equity investees in excess of distributed earnings	(1)	1	(3)	21	40	39
Amortization of capitalized interest	5	10	19	40	74	150
Loan cost amortization	6	9	13	16	19	26

Earnings	$977	$1,735	$3,588	$2,799	$1,349	$(8,836)

FIXED CHARGES:
Interest Expense	$162	$223	$318	$375	$225	$237
Capitalized interest	36	79	179	311	586	627
Loan cost amortization	6	9	13	16	19	26

Fixed Charges	$204	$311	$510	$702	$830	$890

PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$40	$42	$89	$94	$33	$23
Ratio of income before provision for taxes to net income(b)	1.56	1.57	1.63	1.62	1.64	1.59

Preferred Dividends	$62	$66	$145	$152	$54	$37

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$266	$377	$655	$854	$884	$927

RATIO OF EARNINGS TO FIXED CHARGES	4.8	5.6	7.0	4.0	1.6	(9.9)

INSUFFICIENT COVERAGE	$—	$—	$—	$—	$—	$9,726
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	3.7	4.6	5.5	3.3	1.5	(9.5)
INSUFFICIENT COVERAGE	$—	$—	$—	$—	$—	$9,763

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.
(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.